#BHP

Quarterly Production Report
Release time	Immediate
Date	31 January 2001
Quarter	Ended 31 December 2000

Minerals
- Steelmaking and Energy Materials
	quarter	% change	YTD	% change
Coal (Queensland) (millions tonnes)	7.549	30	13.775	10
Iron Ore (West Aust) (millions tonnes)	13.700	24	28.329	17
Briquettes (Venezuela) ('000 tonnes)	82	-	131	-
Briquettes (West Aust) ('000 tonnes)	291	98	396	53

Queensland coal production for the quarter ended 31 December 2000 was higher due to the acquisition of QCT Resources Limited in November and increased volumes at Crinum mine and South Walker Creek. New Mexico Coal also recorded increased production as a result of higher tonnage requirements from the San Juan Generating Station.
WA iron ore production and shipments were higher for the quarter reflecting the impact of rail damage caused by heavy rains during the same period last year. Yandi ore shipments in the December quarter were lower as a result of reduced customer demand.
BHP's WA HBI plant reported higher production due to successful technical modifications on all production trains. Three trains were operated simultaneously during December 2000. Shipments for WA HBI were lower for the quarter due to reduced demand for the product. Orinoco HBI production during the quarter was constrained due to significant production ramp-up difficulties.
- Non-Ferrous and Industrial Materials
	quarter	% change	YTD	% change
Copper in concentrate ('000 tonnes)	190	12	379	5
Diamonds (Ekati) ('000 carats)	318	0	626	(1)
Silver in concentrate (Cannington) ('000 ounces)	8 194	19	16 389	20

Production of copper in concentrate for the quarter ended 31 December was higher due to increased copper production at Ok Tedi as a result of mining softer ore, better mill performance and better head grades. Higher production volumes were also recorded at Tintaya, while production at Escondida was in line with the corresponding quarter last year.
Shipments during the quarter were also higher due to the deferral of some shipments at Escondida and Ok Tedi from the September 2000 quarter.
Ekati diamond production was in line with production for the corresponding quarter last year.
Cannington silver production was higher for the first quarter compared to the same quarter last year due to mine optimisation and favourable head grades. Lower shipments of silver, lead and zinc were recorded from Cannington as a result of a shipment being delayed from December 2000 to January 2001.
Petroleum
	quarter	% change	YTD	% change
Oil & Condensate ('000 barrels)	20 085	5	40 904	11
Natural Gas (bcf)	60.8	3	122.6	6

Oil and condensate production for the quarter ending 31 December 2000 was higher compared to the corresponding quarter last year due to the addition of the Lambert and Hermes fields to the Wanaea/Cossack facilities and increased production from the Laminaria/Corallina, Buffalo and Griffin fields.
This was in part offset by lower Bass Strait production due to natural field decline and curtailed production resulting from an accidental rupture of the LPG pipeline between the Longford Gas Plant and Long Island Point.
Gas production for the quarter was higher than the corresponding quarter reflecting increased production from the North American assets and the Bruce field. This was partly offset by planned and unplanned shutdowns of onshore and offshore facilities at the North West Shelf.
Steel
	quarter	% change	YTD	% change
Raw Steel (Core) ('000 tonnes)	1 372	1	2 827	2
Raw Steel (Discontin.) ('000 tonnes)	135	(56)	508	(53)

Raw steel production (core steel operations) for the quarter ended 31 December was higher than for the corresponding quarter last year due to higher production from Port Kembla. Lower production of marketable steel products was due in part to reduced building products volumes. The outlook for domestic steel has deteriorated for the remainder of the financial year as a result of the downturn in the domestic construction and building markets. Despatches were higher for the quarter due to increased domestic sales in New Zealand and the economic recovery in Asia.
Raw steel production (discontinuing steel operations) was lower for the quarter compared to the corresponding period last year as a result of the spinout of OneSteel, effective 31 October 2000.

For Information contact:

Media: Michael Buzzard: +61 3 9609 3709 Investor Relations: Robert Porter/Andrew Nairn +61 3 9609 3540/3952 Francis McAllister Vice President Investor Relations Houston (North America)Ph: 713 961 8625

BHP Limited A B N 49 004 028 077

Production and Shipment Report
Release time	Immediate
Date	31 January 2001
Quarter	DECEMBER 2000

		QUARTER ENDED			6 MONTHS	6 MONTHS
		31 DEC	31 DEC		TO DEC	TO DEC
		2000	1999	% change	2000	1999	% change

Minerals
Steelmaking and Energy Materials
Production
Coal	('millions t)	14.973	13.023	15%	28.041	27.154	3%
Iron Ore - West Aust	('millions t)	13.700	11.062	24%	28.329	24.292	17%
Iron Ore - Brazil	('millions t)	1.860	1.664	12%	3.638	3.220	13%
HBI - Venezuela	('000 t)	82	-	N/A	82	-	N/A
HBI - West Aust	('000 t)	291	147	98%	396	259	53%
Shipments
Coal	('millions t)	15.352	12.630	22%	28.918	26.076	11%
Iron Ore - West Aust	('millions t)	14.275	12.428	15%	28.402	25.582	11%
Iron Ore - Brazil	('millions t)	2.097	1.680	25%	3.720	3.672	1%
HBI - Venezuela	('000 t)	66	-	N/A	66	-	N/A
HBI - West Aust	('000 t)	107	118	-9%	161	239	-33%
Non-Ferrous and Industrial Materials
Production
Copper in concentrate	('000 t)	190	169	12%	379	360	5%
Copper cathodes (SXEW)	('000 t)	28	28	-3%	55	57	-4%
Gold in concentrate	(fine oz)	153,350	108,632	41%	326,343	242,630	35%
Silver in (lead) concentrate	('000 oz)	8,194	6,903	19%	16,389	13,602	20%
Lead in concentrate	(tonnes)	52,108	47,502	10%	106,137	95,608	11%
Zinc in concentrate	(tonnes)	21,335	15,337	39%	36,891	31,712	16%
Diamonds	('000 carats)	318	316	0%	626	635	-1%
Shipments
Copper	('000 t)	203	223	-9%	349	488	-29%
Copper cathodes (SXEW)	('000 t)	26	26	0%	55	56	-2%
Gold	(fine oz)	168,818	130,782	29%	297,589	317,086	-6%
Silver in concentrate	('000 oz)	7,095	7,525	-6%	14,580	13,994	4%
Lead in concentrate	(tonnes)	45,300	52,485	-14%	93,805	98,148	-4%
Zinc in concentrate	(tonnes)	15,726	15,965	-1%	29,579	32,548	-9%

Petroleum
Production
Crude oil & condensate	('000 bbl)	20,085	19,066	5%	40,904	36,818	11%
Natural gas	(bcf)	60.8	59.0	3%	122.6	115.9	6%
LPG	('000 t)	155.3	170.3	-9%	328.1	336.9	-3%
Ethane	('000 t)	12.1	19.7	-39%	35.3	41.9	-16%
Methanol	('000 t)	-	8.5	-100%	-	17.3	-100%

Steel
Core
Production
Raw steel	('000 t)	1,372	1,361	1%	2,827	2,766	2%
Marketable steel products	('000 t)	1,268	1,529	-17%	2,507	2,417	4%
Despatches
Steel despatches	('000 t)	1,236	1,157	7%	2,473	2,349	5%

Discontinuing Operations
Production
Raw steel	('000 t)	135	307	-56%	508	1,088	-53%
Marketable steel products	('000 t)	171	732	-77%	711	1,537	-54%
Despatches
Steel despatches	('000 t)	166	765	-78%	692	1,559	-56%

Figures include BHP share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).

		QUARTER ENDED		6 MONTHS	6 MONTHS
		31 DEC	31 DEC	TO DEC	TO DEC
		2000	1999	2000	1999

MINERALS (1) (2)

Coal Production
Queensland
CQCA
- Blackwater	(millions tonnes)	1.076	0.908	2.132	1.777
- Goonyella	(millions tonnes)	0.965	0.860	1.889	1.752
- Peak Downs	(millions tonnes)	0.886	0.832	1.779	1.774
- Saraji	(millions tonnes)	0.433	0.498	1.041	1.098
- Norwich Park	(millions tonnes)	0.434	0.503	0.914	1.085
Gregory Joint Venture
- Gregory	(millions tonnes)	0.109	0.382	0.406	0.550
- Crinum	(millions tonnes)	0.861	0.401	1.415	1.094
BHP Mitsui Coal
- Moura (3)	(millions tonnes)	0.000	0.000	0.000	0.554
- Riverside	(millions tonnes)	0.727	0.834	1.472	1.547
- South Walker Creek (Trial Mine)	(millions tonnes)	0.798	0.609	1.467	1.276
BHP total share of production (Queensland)	(millions tonnes)	6.289	5.827	12.515	12.507

Queensland - QCT Resources Limited (4)
CQCA	(millions tonnes)	0.732	0.000	0.732	0.000
Gregory Joint Venture	(millions tonnes)	0.173	0.000	0.173	0.000
South Blackwater	(millions tonnes)	0.355	0.000	0.355	0.000
		1.260	0.000	1.260	0.000

NSW
Illawarra Collieries	(millions tonnes)	1.328	1.367	3.066	3.060
BHP total share of production (NSW)	(millions tonnes)	1.328	1.367	3.066	3.060

Indonesia (5)
- Senakin	(millions tonnes)	1.050	1.138	1.974	2.158
- Satui	(millions tonnes)	0.871	0.769	1.730	1.628
- Petangis	(millions tonnes)	0.213	0.209	0.456	0.454
BHP total share of production (Indonesia)	(millions tonnes)	2.134	2.116	4.160	4.240

USA
New Mexico Operations
- Navajo Mine	(millions tonnes)	2.119	2.219	3.663	4.432
- San Juan Mine	(millions tonnes)	1.843	1.494	3.377	2.915
BHP total share of production (USA)	(millions tonnes)	3.962	3.713	7.040	7.347
BHP total share of production	(millions tonnes)	14.973	13.023	28.041	27.154

Total Coal Shipments
- Metallurgical	(millions tonnes)	8.670	7.149	15.600	14.243
- Thermal	(millions tonnes)	6.682	5.481	13.318	11.833
BHP total share of shipments	(millions tonnes)	15.352	12.630	28.918	26.076

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Coal production is reported on the basis of saleable product.
(3)	Sale of Moura Mine was effective 20 August 1999.
(4)	Production reported represents BHP's equity interest in MetCoal Holdings (50%). MetCoal Holdings is 50/50 owned by BHP and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited in November 2000.
(5)	Production reported at 86.5%, after allowing for the Indonesian state - owned corporation's 13.5%
share of all production.
MINERALS (1)

Iron Ore
Production
Western Australia
Mt Newman Joint Venture
- Mt Whaleback	(millions tonnes)	4.260	2.493	8.214	5.749
- OB 23/25	(millions tonnes)	1.024	1.100	2.470	2.594
Goldsworthy Joint Venture	(millions tonnes)	1.669	1.717	3.245	3.505
Yandi Joint Venture	(millions tonnes)	5.535	4.577	12.092	9.973
Jimblebar	(millions tonnes)	1.212	1.175	2.308	2.471
BHP total share of production
(Western Australia)	(millions tonnes)	13.700	11.062	28.329	24.292

Brazil
Samarco (2)	(millions tonnes)	1.860	1.664	3.638	3.220

Australian Shipments
- Lumps	(millions tonnes)	3.614	3.317	7.433	7.082
- Fines	(millions tonnes)	10.661	9.111	20.969	18.500
BHP total share of Australian shipments	(millions tonnes)	14.275	12.428	28.402	25.582

Brazil
Samarco (2)	(millions tonnes)	2.097	1.680	3.720	3.672

Hot Briquetted Iron - Venezuela (2)
Production	('000 tonnes)	82	45	131	84
Shipments	('000 tonnes)	66	44	107	91

Hot Briquetted Iron - Western Australia
Production	('000 tonnes)	291	147	396	259
Shipments	('000 tonnes)	107	118	161	239

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Production & shipments reported is the proportion of total production & shipments determined by BHP's equity interest in Samarco Mineracao (50%) and Orinoco Iron C.A. (50%).

MINERALS (1)

COPPER PRODUCTION SUMMARY
Copper in Concentrate	- Chile	109.7	107.6	223.1	226.4
('000 tonnes)	- PNG	55.9	38.8	107.4	89.8
	- Peru	24.8	23.0	48.2	44.0
Total		190.4	169.4	378.8	360.2

Gold in Concentrate	- Chile	17 586	18 443	38 050	41 004
(fine ounces)	- PNG	130 307	78 383	274 663	180 944
	- Peru	5 457	11 806	13 630	20 682
Total		153 350	108 632	326 343	242 630

Copper Cathodes (SXEW)	- Chile	20.5	20.2	40.4	40.1
('000 tonnes)	- USA (2)	7.1	8.3	14.2	16.5
Total		27.5	28.5	54.6	56.6

Copper Smelting and Refining	- Saleable Rod	0.0	9.3	0.0	48.6
(all sources) ('000 tonnes)	- Gold Fine Ounces	0	22 962	0	50 180

COPPER SHIPMENTS SUMMARY

Copper (3)	- Chile	122.5	116.0	211.9	232.1
('000 tonnes)	- PNG	55.5	38.8	93.1	91.9
	- Peru	25.3	20.9	43.6	39.0
	- Smelter and Refinery (2)
	- BHP Source	0.0	9.5	0.0	30.0
	- Custom and Purchased	0.0	38.0	0.0	95.4
		203.3	223.2	348.6	488.4

Gold (fine ounces)	- Chile	21 838	21 582	39 420	45 449
(fine ounces)	- PNG	141 549	75 522	246 135	189 111
	- Peru	5 431	10 430	12 034	18 035
	- Smelter and Refinery (2)
	- BHP Source	0	20 273	0	37 293
	- Custom and Purchased	0	2 975	0	27 198
		168 818	130 782	297 589	317 086

Copper Cathodes (SXEW)	- Chile	19.8	17.6	41.9	39.5
('000 tonnes)	- USA (2)	6.0	8.3	13.1	16.5
		25.8	25.9	55.0	56.0

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Following the announcement on 25 June 1999, production at North American copper operations have ceased, other than
SXEW operations which continue at the Pinto Valley and San Manuel mines.
(3)	Excludes USA and Chile Copper Cathodes (SXEW) shipments.

MINERALS (1) (2)

Escondida, Chile - Copper
Material mined (100% Basis)	('000 tonnes)	77 436	65 000	152 994	126 919
Ore milled (100% Basis)	('000 tonnes)	11 534	11 678	23 894	23 188
Average head grade
- Copper	(%)	1.94	1.85	1.89	1.95
Production ex Mill - 100%	('000 tonnes)	190.37	187.36	389.87	397.00

Production
- Copper in concentrate	('000 tonnes)	109.66	107.57	223.14	226.40
- Gold in concentrate	(fine ounces)	17 586	18 443	38 050	41 004
- Copper cathodes (SXEW)	('000 tonnes)	20.5	20.2	40.4	40.1

Shipments
Copper in concentrate	('000 tonnes)	122.50	115.96	211.90	232.10
Gold	(fine ounces)	21 838	21 582	39 420	45 449
Copper cathodes (SXEW)	('000 tonnes)	19.8	17.6	41.9	39.5

Ok Tedi, Papua New Guinea - Copper
Material mined	('000 tonnes)	22 673	21 058	44 972	42 960
Ore milled	('000 tonnes)	8 286	6 769	15 657	14 001
Average head grade
- Copper	(%)	0.91	0.73	0.92	0.78
- Gold	(g/t)	0.77	0.63	0.88	0.67

Production
- Copper in concentrate	('000 tonnes)	55.9	38.8	107.4	89.8
- Gold in concentrate	(fine ounces)	130 307	78 383	274 663	180 944

Shipments
Copper	('000 tonnes)	55.5	38.8	93.1	91.9
Gold	(fine ounces)	141 549	75 522	246 135	189 111

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Material mined, ore treated and average head grade data is based on total mine activity.
All copper operations are controlled entities except Escondida, Chile which is a joint venture
(BHP share 57.5%).

MINERALS (1) (2)

Tintaya, Peru - Copper
Material mined	('000 tonnes)	16 723	14 314	33 118	27 812
Ore milled	('000 tonnes)	1 744	1 469	3 364	2 858
Average head grade
- Copper	(%)	1.56	1.67	1.56	1.67

Production
- Copper in concentrate	('000 tonnes)	24.8	23.0	48.2	44.0
- Gold in concentrate	(fine ounces)	5 457	11 806	13 630	20 682

Shipments
Copper	('000 tonnes)	25.3	20.9	43.6	39.0
Gold	(fine ounces)	5 431	10 430	12 034	18 035

San Manuel Mine, USA - Copper (3)
Production
- Copper cathodes (SXEW)	('000 tonnes)	2.7	3.5	5.5	7.0

Pinto Valley, USA - Copper (3)
Production
- Copper cathodes (SXEW)	('000 tonnes)	4.4	4.8	8.7	9.6

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Material mined, ore treated and average head grade data is based on total mine activity.
All copper operations are controlled entities except Escondida, Chile which is a joint venture
(BHP share 57.5%).
(3)	Following the announcement on 25 June 1999, production at North American copper operations have ceased, other than
SXEW operations which continue at the Pinto Valley and San Manuel mines.

MINERALS (1)

Diamonds (2)

Ekati, Canada
Production
- Diamonds	('000 carats)	318	316	626	635

Silver, Lead & Zinc

Cannington, Australia
Material mined (100% Basis)	('000 tonnes)	460	365	890	790
Ore milled (100% Basis)	('000 tonnes)	461	392	869	779
Average head grade
- Silver	(g/t)	615	592	633	571
- Lead	(%)	13.50	13.82	13.99	13.37
- Zinc	(%)	5.90	4.18	5.52	4.44

Production
- Silver in (lead) concentrate	('000 ounces)	8 194	6 903	16 389	13 602
- Lead in concentrate	(tonnes)	52 108	47 502	106 137	95 608
- Zinc in concentrate	(tonnes)	21 335	15 337	36 891	31 712

Shipments
-Silver in concentrate	('000 ounces)	7 095	7 525	14 580	13 994
- Lead in concentrate	(tonnes)	45 300	52 485	93 805	98 148
- Zinc in concentrate	(tonnes)	15 726	15 965	29 579	32 548

Platinum Group Metals (3)

Hartley, Zimbabwe
Production (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	3 603	0	9 063
- Palladium in final leach concentrate	(ounces)	0	2 641	0	6 944
- Rhodium in final leach concentrate	(ounces)	0	217	0	611

Shipments (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	1 000	0	13 984
- Palladium in final leach concentrate	(ounces)	0	767	0	9 705
- Rhodium in final leach concentrate	(ounces)	0	174	0	1 078

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100%
of production from controlled entities (unless otherwise stated).
(2)	Ekati, Canada commissioned during October 1998. BHP's interest in the joint venture and reported share of production is 51%.
(3)	BHP's interest in the joint venture and reported share of production is 67%, however BHP has an effective economic interest of 90.1%.
On the 2 June 1999 BHP announced that it had signed an agreement with Zimbabwe Platinum Mines Limited (Zimplats) for the conditional sale by BHP to Zimplats of its interest in Hartley and Mhondoro joint venture projects in Zimbabwe.

PRODUCTION AND SHIPMENT REPORT (1) - DECEMBER 2000

		QUARTER ENDED		6 MONTHS	6 MONTHS
		31 DEC	31 DEC	TO DEC	TO DEC
		2000	1999	2000	1999

PETROLEUM (1)

Crude Oil & Condensate ('000 barrels)
Australia / Asia
Bass Strait		7 124	9 196	14 928	18 968
North West Shelf
	- Condensate	1 201	1 300	2 426	2 798
	- Wanaea / Cossack	1 885	1 469	3 568	2 265
Laminaria (2)		3 875	1 785	8 244	1 785
Buffalo (2)		763	42	1 520	42
Other Australia
	- Griffin	1 714	1 469	3 706	3 336
Asia - PNG		0	455	0	1 178
Americas		944	955	1 770	1 923
Europe/Russia/Africa/Middle East
Liverpool Bay		1 978	1 610	3 694	3 226
Other Europe - Bruce/Keith		601	785	1 048	1 297

	Total	20 085	19 066	40 904	36 818

Natural gas (billion cubic feet)
Australia / Asia
Bass Strait		18.96	15.99	46.74	41.34
North West Shelf - Domestic		3.28	3.32	6.41	6.79
North West Shelf - LNG		13.83	14.91	29.02	30.46
Griffin		0.82	0.25	1.57	0.67
Americas		5.38	4.04	10.59	7.85
Europe/Russia/Africa/Middle East
	- Bruce	9.38	9.03	14.39	10.95
	- Keith	0.11	0.00	0.11	0.00
	- Liverpool Bay	9.07	11.46	13.75	17.88
	Total	60.8	59.0	122.6	115.9

LPG ('000 tonnes)
Bass Strait		96.10	127.27	224.25	258.13
North West Shelf		30.69	28.44	62.17	56.31
Griffin		1.39	0.84	2.96	2.21
Bruce		26.72	13.75	38.29	20.20
Keith		0.43	0.00	0.43	0.00
	Total	155.3	170.3	328.1	336.9

Ethane ('000 tonnes)		12.09	19.66	35.31	41.92
Methanol ('000 tonnes)		0.00	8.47	0.00	17.29

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	Laminaria commenced production in November 1999 and Buffalo commenced production in December 1999.

PRODUCTION AND SHIPMENT REPORT (1) - DECEMBER 2000

			QUARTER ENDED		6 MONTHS	6 MONTHS
			31 DEC	31 DEC	TO DEC	TO DEC
			2000	1999	2000	1999

STEEL - CORE BUSINESSES (1)
('000 tonnes unless stated otherwise)
Production

Iron Sands		- New Zealand	712	646	1 435	1 222
Coke		- Australia	599	603	1 215	1 202
Iron		- Australia	1 231	1 222	2 529	2 496

Raw Steel		- Port Kembla Steelworks	1 226	1 198	2 535	2 472
		- Glenbrook Steelworks (NZ)	146	163	292	294
	Total	Raw Steel	1 372	1 361	2 827	2 766

Raw Steel		- Delta, Ohio USA (6)	186	175	379	346

Marketable steel products
	Flat Products	- Flat and Tinplate Products	1 152	1 469	2 394	2 383
	Coated Products	- Rolled and Coated Products	464	522	995	1 051
		- Flat and Coated Products (NZ)	125	150	263	279
		- Rolled and Coated Products (Offshore)	98	62	168	133
		Building Products (Includes offshore)	34	45	74	90

	Sub Total (2)		1 268	1 529	2 507	2 417

		- Delta, Ohio USA (6)	182	171	371	339

Despatches (3)

Business Unit		- Flat Products	1 069	1 169	2 312	2 345
		- Coated Products	691	712	1 423	1 482

	Sub Total (4)		1 236	1 157	2 473	2 349

External	Australia	- Domestic (5)	503	466	988	984
		- Export	515	489	1 056	934
	New Zealand	- Domestic (5)	62	51	129	96
		- Export	55	84	123	193
	Other Offshore		102	67	176	142

	Total		1 236	1 157	2 473	2 349

	Delta, Ohio USA (6)		177	162	367	327

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel
	is less than the sum of the individual businesses.
(3)	Steel products only. Excludes pig iron and by-products.
(4)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less
	than the sum of the despatches of the individual business units.
(5)	Includes despatches to OneSteel Limited from 1 November 2000.
(6)	Investments. Production and despatches reported is that proportion of total production
	and despatches determined by BHP's equity interest: North Star BHP LLC (50%).

			QUARTER ENDED		6 MONTHS	6 MONTHS
			31 DEC	31 DEC	TO DEC	TO DEC
			2000	1999	2000	1999

STEEL - DISCONTINUING OPERATIONS (1) (2)
('000 tonnes unless stated otherwise)

Production

Iron Ore		- Australia	254	777	909	1472
Coke		- Australia	49	154	198	467
Iron		- Australia	102	285	372	984

Raw Steel		- Whyalla Steelworks	99	226	344	474
		- Newcastle Steelworks	0	0	0	434
		- Sydney Steel Mill	36	81	164	180

	Total	Raw Steel	135	307	508	1088

Marketable steel products
	Long Products	- Rod, Bar and Wire Products	33	175	151	357
		- Structural & Rail Products	76	224	299	449
		- Merchandising and Tube Products	64	226	273	455

	Other Offshore (USA) (3)	- Roll Formed Products	0	108	0	218

	Sub Total (4)		171	732	711	1,537

Despatches (5)

Business Unit		- Long Products	166	668	701	1,360
		- Other Offshore (USA) (3)	0	107	0	219

	Sub Total		166	765	692	1559

External	Australia	- Domestic	150	539	631	1,079
		- Export	16	119	61	261
	Offshore (3)		0	107	-	219

	Total		166	765	692	1559

(1)	Includes BHP's share of production from joint ventures and 100% of production from
	controlled entities.
(2)	December 2000 data reflects the impact of the OneSteel spinout effective 31 October 2000.
(3)	US Steel Businesses were sold in June 2000.
(4)	Steel products only. Excludes pig iron and by-products.
(5)	The total excludes production for intra-business sales. Therefore, the total figure for
	BHP Steel is less than the sum of the individual businesses.